Filed by Nuveen Municipal Credit Income Fund

(Commission File No. 333-295829)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Virginia Quality Municipal Income Fund

(Commission File No. 811-07490)

Nuveen Minnesota Quality Municipal Income Fund (NMS)

Nuveen Virginia Quality Municipal Income Fund (NPV)

  ADDITIONAL INFORMATION FOR YOUR FUND’S MERGER PROPOSAL

Supporting your fund’s merger into Nuveen Municipal Credit Income Fund (NZF) is expected to provide you with the potential for higher after-tax earnings, lower total operating expenses (excluding leverage), and greater liquidity.

Merging into NZF is expected to provide you with the potential for higher earnings on a before- and after-tax basis.

A Special Meeting of Shareholders of the funds was adjourned to allow shareholders more time to vote and will reconvene on

December 3, 2026.

You have previously voted and no action is required. If you wish to change your vote, please use any of the vote options below. Only your most recent vote received before the adjourned meeting will count.

Common Earnings Yield and Change As of March 31, 2026
Minnesota (NMS) - Yield
Virginia (NPV) - Yield
Combined Fund (NZF) - Yield
Minnesota (NMS) - Change
Virginia (NPV) - Change
Rate
8%
7%
6%
5%
4%
3%
2%
1%
0%
+1.23%
4.13%
+1.04%
4.32%
5.36%
Minnesota (NMS)
Virginia (NPV)
Combined Fund (NZF) Pro-Forma

	As of March 31, 2026
	Minnesota	Virginia	Combined Fund
	(NMS)	(NPV)	(NZF) Pro-Forma
Common Earnings Yield	4.13%	4.32%	5.36%
Change	+1.23%	+1.04%	N/A
Max Federal and State Tax Rate	50.65%	46.55%	40.80%
Taxable Equivalent Rate	8.25%	7.96%	8.91%
Change	+0.66%	+0.95%	N/A

Your vote is very important. Please vote using one of the following options:

VOTE WITH A LIVE AGENT - Call 1-888-550-8069 with any questions. Specialists can assist with voting. Available Monday-Friday from 9 a.m. – 11 p.m. and Saturday 12 p.m. – 6 p.m. ET

VOTE ONLINE - Log on to the website or scan the QR code shown on your proxy card.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll-free number listed on your proxy card.

VOTE BY MAIL - Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully. Each fund's past performance (before and after taxes) is no guarantee of future results. Pro-forma figures are estimates based on the assumptions described in the proxy materials and do not reflect actual combined results.

https://www.nuveen.com/en-us/investments/proxy-information#closed-end-funds

ADJ2_35174_S38701_voted